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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2006

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X     Form 40-F.
                -----              -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes .         No.   X
           -----       -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on June 16, 2006
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resolutions passed at the annual general meeting for the year 2005. A copy of the English announcement is included in this Form 6-K of the Company.

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                              [CHINESE CHARACTERS]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED

           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                                STOCK CODE: 1055

                    ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT
                 THE ANNUAL GENERAL MEETING FOR THE YEAR 2005 OF
                     CHINA SOUTHERN AIRLINE COMPANY LIMITED

The AGM of the Company for the year 2005 was held on June 15, 2006 at the headquarters of the Company. All resolutions proposed at the AGM were duly passed by the shareholders.

China Southern Airlines Company Limited (the "Company") and all the members of its board of directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

The Annual General Meeting for the year 2005 (the "AGM") of the Company was held at the headquarters of the Company on June 15, 2006. Three shareholders or authorized proxies holding an aggregate of 2,371,159,922 shares, or 54.21% of the total shares of the Company, attended the AGM. The AGM was held in compliance with the relevant provisions of the Company Law of the People's Republic of China (the "PRC") and the Company's Articles of Association.

The following resolutions were considered and passed at the AGM:

1. The report of the board of directors for the year 2005 was reviewed and approved;

     Number of valid votes: 2,371,159,922 shares; votes in favour of the resolution: 2,371,159,922 shares, out of which 2,200,000,000 shares (representing 92.78% of the total valid votes) were non-tradable shares and 171,159,922 shares (representing 7.22% of the total valid votes) were tradable shares. This resolution was unanimously passed by all who cast vote on this resolution at the AGM.

2. The report of the supervisory committee of the Company for the year 2005 was reviewed and approved;

     Number of valid votes: 2,371,159,922 shares; votes in favour of the resolution: 2,371,159,922 shares, out of which 2,200,000,000 shares (representing 92.78% of the total valid votes) were non-tradable shares and 171,159,922 shares (representing 7.22% of the total valid votes) were tradable shares. This resolution was unanimously passed by all who cast vote on this resolution at the AGM.

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3.   Audited consolidated financial statements for the year 2005 were approved;

     Number of valid votes: 2,371,159,922 shares; votes in favour of the resolution: 2,371,159,922 shares, out of which 2,200,000,000 shares (representing 92.78% of the total valid votes) were non-tradable shares and 171,159,922 shares (representing 7.22% of the total valid votes) were tradable shares. This resolution was unanimously passed by all who cast vote on this resolution at the AGM.

4.   The profit distribution budget for the year 2005 was approved;

     Number of valid votes: 2,371,159,922 shares; votes in favour of the resolution: 2,371,159,922 shares, out of which 2,200,000,000 shares (representing 92.78% of the total valid votes) were non-tradable shares and 171,159,922 shares (representing 7.22% of the total valid votes) were tradable shares. This resolution was unanimously passed by all who cast vote on this resolution at the AGM.

5. The proposal for the re-appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2006 and KPMG as the international auditors of the Company for the year 2006 and to authorize the board of directors of the Company to determine their remuneration was approved;

     Number of valid votes: 2,371,159,922 shares; votes in favour of the resolution: 2,371,159,922 shares, out of which 2,200,000,000 shares (representing 92.78% of the total valid votes) were non-tradable shares and 171,159,922 shares (representing 7.22% of the total valid votes) were tradable shares. This resolution was unanimously passed by all who cast vote on this resolution at the AGM.

6. The proposal to appoint Mr. Tan Wan Geng as a director of the Company and to authorize the board of directors to determine his remuneration was approved;

     Number of valid votes: 2,371,159,922 shares; votes in favour of the resolution: 2,371,154,872 shares, out of which 2,200,000,000 shares (representing 92.78% of the total valid votes) were non-tradable shares and 171,154,872 shares (representing 7.22% of the total valid votes) were tradable shares; votes against the resolution: 5,050 shares, all of which were tradable shares.

7. The proposal to appoint Mr. Chen Zhen You as a director of the Company and to authorize the board of directors to determine his remuneration was approved;

     Number of valid votes: 2,371,159,922 shares; votes in favour of the resolution: 2,371,154,922 shares, out of which 2,200,000,000 shares (representing 92.78% of the total valid votes) were non-tradable shares and 171,154,922 shares (representing 7.22% of the total valid votes) were tradable shares; votes against the resolution: 5,000 shares, all of which were tradable shares.

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8.   The resignation of Mr. Zhou Yong Qian as a director of the Company due to his retirement was reviewed and approved.

     Number of valid votes: 2,371,159,922 shares; votes in favour of the resolution: 2,371,159,872 shares, out of which 2,200,000,000 shares (representing 92.78% of the total valid votes) were non-tradable shares and 171,159,872 shares (representing 7.22% of the total valid votes) were tradable shares; votes against the resolution: 50 shares, all of which were tradable shares.

According to the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the AGM (see the note below).

Mr. Lu Hui, a PRC lawyer from Z&T Law Firm attended the AGM as a witness and issued a legal opinion that the convention of the AGM, the procedure for the holding of the Meeting, the eligibility of the persons who attended the AGM and the procedure for voting at the AGM are all in compliance with the relevant provisions of the Company Law of the PRC, the Opinion on Regulation of the Shareholders' Meetings of a Listed Company and the Articles of Association of the Company, and that the resolutions passed at the AGM are lawful and valid.

Note: The poll results were subject to scrutiny by KPMG, Certified Public
      Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

                                        By order of the Board


                                        SU LIANG
                                        Company Secretary

Guangzhou, the People's Republic of China
June 15, 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                        By             /s/ Su Liang
                                           -------------------------------------
                                           Name: Su Liang
                                           Title: Company Secretary

Date: June 20, 2006